As filed with the Securities and Exchange Commission on September 11, 2017
1933 Act Registration No. 33-3677
1940 Act Registration No. 811-4603
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 58	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 59	☒
(Check appropriate box or boxes)
THRIVENT SERIES FUND, INC.
(Exact Name of Registrant as Specified in Charter)

625 FOURTH AVENUE SOUTH
MINNEAPOLIS, MINNESOTA 55415
(Address of Principal Executive Offices)

(612) 844-4198
(Registrant’s Telephone Number, including Area Code)

MICHAEL W. KREMENAK
SECRETARY AND CHIEF LEGAL OFFICER
THRIVENT SERIES FUND, INC.
625 FOURTH AVENUE SOUTH
MINNEAPOLIS, MINNESOTA 55415
(Name and Address of Agent for Service)
It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
EXPLANATORY NOTE
This Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A (File No 33-3677) is being flied pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 58 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 58 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 58 shall become effective upon filing with the SEC.

THRIVENT SERIES FUND, INC.
PART C: OTHER INFORMATION
Item 28.	Exhibits

(a)(1)	Articles of Incorporation of the Registrant (2)
(a)(2)	Amendment to Articles of Incorporation increasing authorized shares (5)
(b)	Restated Bylaws of the Registrant (12)
(c)	Not applicable
(d)(1)	Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (4)
(d)(2)	Amendment No. 4 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (9)
(d)(3)	Amendment No. 5 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (11)
(d)(4)	Amendment No. 6 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (11)
(d)(5)	Amendment No. 7 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (13)
(d)(6)	Amendment No. 8 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (14)
(d)(7)	Amendment No. 9 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (16)
(d)(8)	Amendment No. 10 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (16)
(d)(9)	Amendment No. 11 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (16)
(d)(10)	Amendment No. 12 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (16)
(d)(11)	Amendment No. 13 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (18)
(d)(12)	Amendment No. 14 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (18)
(d)(13)	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and FIAM LLC (9)
(d)(14)	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and FIAM LLC (13)
(d)(15)	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and T. Rowe Price Associates, Inc. (4)
(d)(16)	Amendment No. 2 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and T. Rowe Price Associates, Inc. (13)
(d)(17)	Form of Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Principal Global Investors, LLC (8)
(d)(18)	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Principal Global Investors, LLC (9)
(d)(19)	Amendment No. 2 to the Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Principal Global Investors, LLC (13)
(d)(20)	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Aberdeen Asset Management Investment Services Limited (9)
(d)(21)	Amendment No. 1 to the Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Aberdeen Asset Managers Limited (12)
(d)(22)	Amendment No. 2 to the Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Aberdeen Asset Managers Limited (15)
(d)(23)	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and BlackRock Investment Management, LLC (*)
(d)(24)	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Goldman Sachs Asset Management, L.P. with respect to the Thrivent Partner Worldwide Allocation Portfolio (9)
(d)(25)	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Goldman Sachs Asset Management, L.P. with respect to the Thrivent Partner Worldwide Allocation Portfolio (14)
(e)	Not applicable
(f)	Not applicable
(g)(1)	Custodian Contract between the Registrant and State Street Bank and Trust Company (2)
(g)(2)	Amendment to Custodian Contract, dated February 1, 1989 (1)
(g)(3)	Amendment to Custodian Contract, dated January 11, 1990 (1)
(g)(4)	Restated Amendment to Custodian Contract, dated October 6, 2000 (3)
(g)(5)	Master Custodian Agreement dated November 26, 2002 (14)
(g)(6)	Amendment to Master Custodian Agreement, dated December 17, 2015 (16)

(h)(1)	Expense Reimbursement Letter Agreement (18)
(h)(2)	Participation Agreement among Registrant, Thrivent Financial for Lutherans, and the Thrivent Retirement Plans (7)
(h)(3)	Participation Agreement among Registrant, Thrivent Financial for Lutherans and the separate accounts (6)
(h)(4)	Participation Agreement among Registrant, Thrivent Life Insurance Company and the separate accounts (6)
(h)(5)	Administrative Services Agreement, effective January 1, 2009, between Registrant and Thrivent Financial for Lutherans (10)
(h)(6)	Amendment No. 1 to Administrative Services Agreement dated August 16, 2013 (14)
(h)(7)	Amendment No. 2 to Administrative Services Agreement dated January 1, 2015 (18)
(h)(8)	Amendment No. 3 to Administrative Services Agreement dated August 21, 2015 (18)
(h)(9)	Amendment No. 4 to Administrative Services Agreement dated January 1, 2017 (18)
(h)(10)	Agency Securities Lending Agreement between Registrant and Dresdner Bank, AG, New York Branch (18)
(h)(11)	Agency Securities Lending Services Novation Agreement between Registrant and Commerzbank AG, New York Branch, Deutsch Bank AG, New York Branch, and Deutsche Bank AG, Frankfurt Branch (18)
(i)	Opinion and Consent of Counsel (18)
(j)	Consent of Independent Registered Public Accounting Firm (18)
(k)	Not applicable
(l)	Not applicable
(m)	Not applicable
(n)	Not applicable
(o)	Not applicable
(p)(1)	Rule 17j-1 Code of Ethics of Registrant (18)
(p)(2)	Rule 17j-1 Code of Ethics of Aberdeen Asset Managers Limited (18)
(p)(3)	Rule 17j-1 Code of Ethics of BlackRock Investment Management, LLC (*)
(p)(4)	Rule 17j-1 Code of Ethics of FIAM LLC (18)
(p)(5)	Rule 17j-1 Code of Ethics of Goldman Sachs Asset Management, L.P. (18)
(p)(6)	Rule 17j-1 Code of Ethics of Principal Global Investors, LLC (18)
(p)(7)	Rule 17j-1 Code of Ethics of T. Rowe Price Associates, Inc. (18)
(q)	Powers of Attorney (17)

Filed as part of the Registration Statement as noted below and incorporated herein by reference:
*	Filed herewith
(1)	Incorporated by reference from Post-Effective Amendment No. 14 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed November 1, 1995.
(2)	Incorporated by reference from Post-Effective Amendment No. 22 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 27, 1998.
(3)	Incorporated by reference from Post-Effective Amendment No. 25 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 20, 2001.
(4)	Incorporated by reference from Post-Effective Amendment No. 27 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 30, 2002.
(5)	Incorporated by reference from initial Form N-14 registration statement of LB Series Fund, Inc., file no. 333-111964, filed January 16, 2004.
(6)	Incorporated by reference from Pre-Effective Amendment No. 1 to the registration statement on Form N-14 of LB Series Fund, Inc., file no. 333-111964, filed February 26, 2004.
(7)	Incorporated by reference from Post-Effective Amendment No. 33 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 22, 2005.
(8)	Incorporated by reference from Post-Effective Amendment No. 37 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 17, 2007.
(9)	Incorporated by reference from Post-Effective Amendment No. 39 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 25, 2008.
(10)	Incorporated by reference from Post-Effective Amendment No. 40 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 27, 2009.
(11)	Incorporated by reference from Post-Effective Amendment No. 41 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on February 16, 2010.

(12)	Incorporated by reference from Post-Effective Amendment No. 45 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 26, 2012.
(13)	Incorporated by reference from Post-Effective Amendment No. 47 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 29, 2013.
(14)	Incorporated by reference from Post-Effective Amendment No. 49 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 29, 2014.
(15)	Incorporated by reference from Post-Effective Amendment No. 51 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 30, 2015.
(16)	Incorporated by reference from Post-Effective Amendment No. 53 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 29, 2016.
(17)	Incorporated by reference from Post-Effective Amendment No. 55 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on February 10, 2017.
(18)	Incorporated by reference from Post-Effective Amendment No. 56 to the registration statement of Thrivent Series Fund, Inc. file no. 33-3677, filed on April 28, 2017.
Item 29.	Persons Controlled by or under Common Control with Registrant
Registrant is an open-end management investment company organized as a Minnesota corporation on February 24, 1986. Registrant’s sponsor and investment adviser, Thrivent Financial for Lutherans (“Thrivent Financial”) is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons. Thrivent Financial provides insurance coverage, financial products, services, and fraternal benefits to help enhance the lives of its members.
The following list shows the relationship of each wholly owned direct and indirect subsidiary to Thrivent Financial, except as indicated below. Financial statements of Thrivent Financial will be presented on a consolidated basis.
Thrivent Financial Entities	Primary Business	State of Organization
Thrivent Financial	Fraternal benefit society offering financial services and products	Wisconsin
Thrivent Financial Holdings, Inc.	Holding company with no independent operations	Delaware
Thrivent Trust Company	Federally chartered limited purpose trust bank	Federal Charter
Thrivent Investment Management Inc.	Broker-dealer and investment adviser	Delaware
North Meadows Investment Ltd.	Organized for the purpose of holding and investing in real estate	Wisconsin
Thrivent Financial Investor Services Inc.	Transfer agent	Pennsylvania
Thrivent Insurance Agency Inc.	Licensed life and health agency	Minnesota
Newman Financial Services, LLC	Limited Liability Company	Minnesota
NewLife Insurance Agency, LLC[5]	Limited Liability Company	Minnesota
Thrivent Life Insurance Company	Life insurance company	Minnesota
Thrivent Asset Management, LLC[1]	Investment adviser	Delaware
Thrivent Distributors, LLC	Limited Liability Company	Delaware
Thrivent Education Finance Group, LLC	Limited Liability Company	Delaware
cuLearn, LLC[6]	Limited Liability Company	Delaware
PREPARE/ENRICH, LLC	Limited Liability Company	Delaware
White Rose GP I, LLC[2]	General partner	Delaware
White Rose Fund I Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP II, LLC[2]	General partner	Delaware
Thrivent White Rose Fund II Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund II Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP III, LLC[2]	General partner	Delaware

Thrivent Financial Entities	Primary Business	State of Organization
Thrivent White Rose Fund III Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IV, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IV Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IV Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP V, LLC[2]	General partner	Delaware
Thrivent White Rose Fund V Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund V Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VI Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VI Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VII Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VIII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VIII Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VIII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose GP IX, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IX Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IX Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose GP X, LLC[2]	General partner	Delaware
Thrivent White Rose Fund X Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund X Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Real Estate GP I, LLC[2]	General partner	Delaware
Thrivent White Rose Real Estate Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose GP XI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund XI Equity Direct, L.P. [3]	Private equity fund	Delaware
Thrivent White Rose Fund XI Fund of Funds, L.P. [3]	Private equity fund	Delaware
Gold Ring Holdings, LLC	Investment subsidiary	Delaware
Twin Bridge Capital Partners, LLC[4]	Managing member	Delaware
Thrivent Education Funding, LLC	Limited Liability Company	Delaware

(1)	Thrivent Asset Management, LLC (“TAM”) is a subsidiary of both Thrivent Financial Holdings, Inc. (“TFH”) and Thrivent Life Insurance Company (“TLIC”), both of which are wholly owned subsidiaries of Thrivent Financial. TFH and TLIC own respectively 80% and 20% of TAM’s membership interests.
(2)	Thrivent Financial owns an interest in the limited liability company and is also its managing member.
(3)	The Fund is organized for the purpose of holding investments in Thrivent Financial’s general account.
(4)	Thrivent Financial owns 49% of the managing member’s membership interests. Twin Bridge Capital Partners, LLC is the managing member of a general partner of limited partnerships.
(5)	Newman Financial Services, LLC owns a 50% membership interest in NewLife Insurance Agency, LLC.
(6)	Thrivent Financial Holdings Inc. owns 90% membership interest in cuLearn, LLC.
Item 30.	Indemnification
Section 4.01 of Registrant’s First Amended and Restated Bylaws, filed as an Exhibit to this Registration Statement, contains provisions requiring the indemnification by Registrant of its directors, officers and certain others under certain conditions. If so required, Registrant shall indemnify its trustees, officers or employees for such expenses whether or not there is an adjudication of liability, if, pursuant to Investment Company Act Release 11330, a determination is made that such person is entitled to indemnification by: (i) final decision of the court before which the proceeding was brought; or (ii) in the absence of such a decision, a reasonable determination, based on factual review, that the person is entitled to indemnification is made by: (a) a majority vote of disinterested, independent trustees; or (b) independent legal counsel in a written opinion.
Advancement of expenses incurred in defending such actions may be made pursuant to Release 11330, provided that the person undertakes to repay the advance unless it is ultimately determined that such person is entitled to indemnification and one or more of the following conditions is met: (1) the person provides security for the undertaking; (2) Registrant is insured against losses arising by reason of any lawful advances; or (3) a majority of disinterested non-party trustees or independent legal counsel in a written opinion determines, based on review of readily available facts, that there is reason to believe the person ultimately will be found entitled to indemnification.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Registrant and its officers, employees, and agents are insured under the fidelity bond required by Rule 17g-1 of the Investment Company Act of 1940.
Item 31.	Business and Other Connections of the Investment Adviser
Thrivent Financial for Lutherans (the “Adviser”) is the investment adviser of the Registrant. The Adviser is primarily engaged in the business of a fraternal benefit society organized under Wisconsin law. Additional information about the Adviser’s financial industry activities or affiliations, as well as the business and other connections of the officers and directors of the Adviser, is included on the Form ADV that the Adviser has on file with the Securities and Exchange Commission (File No. 801-60701).
The business and other connections of the officers and directors of Aberdeen Asset Managers Limited are set forth in the Form ADV of Aberdeen Asset Managers Limited on file with the Securities and Exchange Commission (File No. 801-75074).
The business and other connections of the officers and directors of BlackRock Investment Management, LLC are set forth in the Form ADV of BlackRock Investment Management, LLC on file with the Securities and Exchange Commission (File No. 801-56972).
The business and other connections of the officers and directors of FIAM LLC are set forth in the Form ADV of FIAM LLC currently on file with the Securities and Exchange Commission (File No. 801-63658).

The business and other connections of the officers and directors of Goldman Sachs Asset Management, L.P. are set forth in the Form ADV of Goldman Sachs Asset Management, L.P. on file with the Securities and Exchange Commission (File No. 801-37591).
The business and other connections of the officers and directors of Principal Global Investors, LLC are set forth in the Form ADV of Principal Global Investors, LLC currently on file with the Securities and Exchange Commission (File No. 801-55959).
The business and other connections of the officers and directors of T. Rowe Price Associates, Inc. are set forth in the Form ADV of T. Rowe Price Associates, Inc. currently on file with the Securities and Exchange Commission (File No. 801-856).
Item 32.	Principal Underwriters
Not Applicable
Item 33.	Location of Accounts and Records
The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Registrant (either at its Minneapolis, Minnesota or Appleton, Wisconsin office) or, the Registrant’s custodian State Street Bank and Trust Company (located in Boston, Massachusetts). The relevant addresses are 625 Fourth Ave. S., Minneapolis, MN 55415; 4321 N. Ballard Rd., Appleton, WI 54919; and One Lincoln Street, Boston, MA 02111.
Item 34.	Management Services
Not Applicable
Item 35.	Undertakings
Not Applicable

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 11th day of September, 2017.
THRIVENT SERIES FUND, INC.
/s/ Michael W. Kremenak
Michael W. Kremenak Secretary and Chief Legal Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 11th day of September, 2017.
Signature	Title
/s/ David S. Royal	President and Director
David S. Royal
/s/ Gerard V. Vaillancourt	Treasurer and Principal Accounting Officer
Gerard V. Vaillancourt
*	Director
Janice B. Case
*	Director
Robert J. Chersi
*	Director
Richard A. Hauser
*	Director
Marc S. Joseph
*	Director
Paul R. Laubscher
*	Director
James A. Nussle
*	Director
Verne O. Sedlacek
*	Director
Constance L. Souders
*	Director
Russell W. Swansen

*	Michael W. Kremenak, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors of Thrivent Series Fund, Inc. pursuant to a power of attorney duly executed by such persons.

Dated: September 11, 2017	/s/ Michael W. Kremenak
Michael W. Kremenak Attorney-in-Fact

Index to Exhibits
Exhibit (d)(23)	Investment Subadvisory Agreement with BlackRock Investment Management, LLC
Exhibit (p)(3)	Rule 17j-1 Code of Ethics of BlackRock Investment Management, LLC